Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement Form S-1 of our report dated June 13, 2025, except for Note 14, as to which the date is October 9, 2025 (which includes an explanatory paragraph relating to the Global Health Solutions, Inc. dba Turn Therapeutics (the “Company”) ability to continue as a going concern), relating to the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years ended December 31, 2024 and 2023 and the related notes to the consolidated financial statements of the Company, which is contained in the Form S-1.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

Whippany, New Jersey

October 9, 2025